EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2014	2013	2012
Net income available to stockholders	$8,356	$14,586	$6,098
Less: Distributed and undistributed earnings allocated to nonvested stock	(128)	(216)	(92)
Earnings available to common shareholders	$8,228	$14,370	$6,006

Shares Calculation

Average shares outstanding - Basic Common	4,981	4,909	5,063
Average shares outstanding - Basic Class B Common	2,001	1,970	1,934
Potential Common Stock relating to stock options	22	48	65
Average shares outstanding - Assuming dilution	7,004	6,927	7,062

Net Income Per Share: Basic Common	$1.27	$2.25	$0.92
Net Income Per Share: Basic Class B Common	$0.96	$1.69	$0.70
Net Income Per Share: Diluted	$1.17	$2.07	$0.85